FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ORDINARY SHAREHOLDERS’ MEETING

          As indicated by the Board of Directors, Banco Santander Chile’s annual Ordinary Shareholders’ Meeting will be held on April 24, 2007 at 5:00pm at the Bank’s headquarters on Bandera 140 12th Floor. The following matters will be discussed and voted on:

1.

Submit for approval the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2006.

2.

Allocation of 2006 net income. A dividend of Ch$0.98504643 per share will be proposed, corresponding to 65% of 2006 earnings. If approved, this dividend will be paid beginning on April 26, 2007.  The remaining 35% of 2006 earnings will be retained.

3.	Designation of External Auditors.

4.	Election of Board member

5.	Determination of Board remuneration.

6.	Directors Committee’s annual report and approval of Directors Committee’s budget for 2007.

7.	Account of all operations with related parties as defined by Article 44 of Law 18,046.

8.	Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by Bank’s bylaws.

As stated in article 49 No. 12 of the General Banking Law, the Bank’s Balance Sheet was published in the Estrategia newspaper on February 26, 2007 and in more detailed manner, including notes and the auditors’ report, on our website: www.santandersantiago.cl.

SPECIAL SHAREHOLDERS’ MEETING

1.	Modify Article One of the Bank’s bylaws. To the existing legal and business names that can be used by the Bank, it is being proposed the inclusion of the brands “Banco Santander” and “Santander”.

2.	Approve the issuance of a pledge over the Bank’s shares in the company Administrador Financiero de Transantiago S.A. to guarantee this company’s obligations.

3.	Adopt all measures needed to put into effect the resolutions approved in the Extraordinary Shareholders’ Meeting.

PARTICIPATION IN THE MEETINGS

          All shareholders included in the Shareholders’ Registrar on April 18, 2007 have the right to participate in this meeting. For ADR holders the register date was March 22, 2007.

RECEPTION OF PROXIES

          The reception of proxies for this Meeting will be held at the same day and place of the Meeting from 3:30pm to 5.00pm.

THE PRESIDENT OF THE BOARD OF DIRECTORS

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: April 17, 2007	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel